Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle
	$3,762	$3,865	$3,804	$3,249	$2,608
Fixed charges	267	265	182	272	268
Total earnings	$4,029	$4,130	$3,986	$3,521	$2,876

Computation of Fixed Charges:
Interest expense	$147	$156	$79	$170	$178
Estimate of interest within rental expense(1)	120	109	103	101	90
Total fixed charges	$267	$265	$182	$271	$268

Ratio of Earnings to Fixed Charges	15.11x	15.61x	21.95x	12.96x	10.73x

(1) Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.